

ES
E COMMISSION
20549

04016617

S&QF8-26-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-49409

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/03___ AND ENDING ___06/30/04___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　Vestech Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

　8100 E 22nd St., North #B, Bldg. 600
　　　　　　　　　　　　　(No. and Street)

Wichita	KS	67226 AUG 2 6 2004
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hanneman & Hewitt, PA

　　　　　　　　　(Name – *if individual. state last, first, middle name*)

229 E. William, Suite 310	Wichita	KS	67202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 07 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Earle W. Evans, III_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Vestech Securities, Inc._____, as

of __June 30_____, 20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

President
_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HANNEMAN
& HEWITT,
PA

Certified Public
Accountants

VESTECH SECURITIES, INC

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITORS' REPORT

YEAR ENDED JUNE 30, 2004

229 E. William
Suite 310
Wichita, Kansas
67202
(316) 269-4500

I N D E X



HANNEMAN
& HEWITT
PA

Certified Public
Accountants

Delbert W. Hanneman,
CPA
Scott R. Hewitt,
CPA

Members
American Institute of
Certified Public
Accountants

Kansas Society of
Certified Public
Accountants

229 E. William
Suite 310
Wichita, Kansas
67202
(316) 269-4500
FAX (316) 269-2005

INDEPENDENT AUDITORS' REPORT

Board of Directors
Vestech Securities, Inc.

We have audited the accompanying statement of financial condition of Vestech Securities, Inc. as of June 30, 2004, and the related statements of operations and changes in accumulated earnings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc., as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hanneman + Hewitt, PA

August 19, 2004

VESTECH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Current Assets

Cash	$ 6,601	
Cash deposits with clearing organization	12,394	
Prepaid expense	834	
Receivables from broker-dealers and clearing organization	39,765	
Total Current Assets		$ 59,594

Fixed Assets

Furniture and equipment	13,435	
Less: Accumulated depreciation	(13,435)	
Total Fixed Assets		0

Other Assets

Nonmarketable securities	3,300	
Stockholder receivable	35,697	
Total Other Assets		38,997
Total Assets		$ 98,591

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable	$ 6,738	
Payroll taxes payable	3,725	
Retirement plan payable	300	
Total Current Liabilities		$ 10,763

Stockholders' Equity

Common stock, no par value, 100,000 shares authorized		
1,000 shares issued and outstanding	40,000	
Additional paid-in capital	5,701	
Accumulated earnings	42,127	
Total Stockholders' Equity		87,828
Total Liabilities and Stockholders' Equity		$ 98,591

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
STATEMENT OF OPERATIONS AND CHANGES IN ACCUMULATED EARNINGS
FOR THE YEAR ENDED JUNE 30, 2004

Revenues

Commissions	$	489,501	
Other income		4,251	
Interest income		15	
Total Revenues			$ 493,767

Operating Expenses

Officers salaries	86,100
Dues and fees	6,800
Salaries and wages	25,443
Commissions	134,476
Payroll taxes	9,380
Professional fees	2,775
Retirement plan expenses	2,583
Travel and entertainment	7,686
Clearance paid	136,638
Quotation expense	5,051
Postage and delivery	1,751
Taxes, other	1,444
Rent	10,008
Communication expense	5,976
Insurance expense	5,512
Office supplies	5,458
Other expenses	9,774

Total Operating Expenses	456,855
Net Income	36,912
Accumulated Earnings, Beginning of Year	5,215
Accumulated Earnings , End of Year	$ 42,127

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED EARNINGS	TOTAL
Balance, Beginning of Year	$ 40,000	$ 5,701	$ 5,215	$ 50,916
Capital contributions	-	-	-	-
Net income (loss)	-	-	36,912	36,912
Balance, End of Year	$ 40,000	$ 5,701	$ 42,127	$ 87,828

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

Cash Flows From Operating Activities

Net income (loss) for the year	$	36,912
Adjustments to reconcile net income		
to net cash provided by operating activities:		
(Increase) decrease in:		
Receivables from broker-dealers		
and clearing organization		(24,339)
Prepaid expense		(834)
Increase (decrease) in:		
Accounts payable		(10,393)
Payroll taxes payable		1,825
Retirement plan payable		300

Net Cash Provided by Operating Activities	$	3,472
Cash Flows From Investing Activities		0
Cash Flows From Financing Activities		0
Net Increase in Cash		3,472
Cash at Beginning of Year		3,129
Cash at End of Year	$	6,601

Supplemental Disclosures

Interest paid	$	0
Income taxes paid	$	0

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

    A. Business Activity

        Vestech Securities, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on March 13, 1996, holds a membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Security, mutual fund and annuity commissions make up the Company's revenues. The Company's customers live primarily in Kansas. The Company does not receive, directly or indirectly, nor hold funds or securities for, nor owe funds or securities to customers and does not carry accounts of, or for, customers. Accounts receivable are primarily held by the Company's clearing broker or dealer. The Company has no union contracts and generally acquires labor and other services locally.

    B. Cash and Cash Equivalents

        For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, with a maturity of six months or less to be cash equivalents.

    C. Income Recognition

        Income and expenses related to the purchase or sale of customer securities are recorded on the settlement date basis. Expenses relating to fees and registrations with agencies of federal and state governments and the National Association of Security Dealers are expensed as incurred.

    D. Securities

        Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

    E. Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. **Federal Income Taxes**

    The company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements.

3. **Related Party Transactions**

The Company rents office space from a related party on a month-to-month basis. Rent expense was $10,008 for the period ended June 30, 2004.

Receivable from stockholder represents advances to the stockholder which are non-interest bearing and due on demand.

4. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2004, the company had net capital of approximately $48,830 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

5. **Employee Benefits**

The Company has a Simple IRA pension plan, whereby eligible employees may voluntarily contribute a percentage of compensation. The company will match a portion of the employee's contribution up to 3% of the employee's compensation for the year. During the period ending June 30, 2004, the company made a contribution of $2,583.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

VESTEC SECURITIES, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2004

Net Capital

Total Stockholders' Equity	$	87,827
Deduct stockholders' equity not allowed for net capital		0
Total Stockholders' Equity Qualified for Net Capital		87,827
Add:		
A. Liabilities subordinated to claims of general creditors allowable		
in computation of net capital		0
B. Other deductions or credits		0
Total Capital and Allowable Subordinated Liabilities		87,827
Deductions and/or Other Charges:		
A. Non-allowable assets:		
Clearing deposit interest receivable		0
Nonallowable receivable from broker-dealer		(35,697)
Receivable from non-customers		0
Deferred income tax asset		0
Prepaid income tax		0
B. Secured demand note deficiency		0
C. Commodity futures contracts and spot commodities		0
D. Other deductions and/or charges		(3,300)
Net Capital Before Haircuts on Securities Positions		48,830
Haircuts on Securities:		
A. Contractual securities commitments		0
B. Deficit in securities collateralizing demand notes		0
C. Trading and investment securities		0
1. Exempted securities		0
2. Debt securities		0
3. Options		0
4. Other securities		0
D. Undue concentrations		0
E. Other		0
Net Capital	$	48,830

Aggregate Indebtedness

Accounts payable	$	6,738
Payroll taxes payable		3,725
Retirement plan payable		300
Total Aggregate Indebtedness	$	10,763

Computation of Basic Net Capital Requirement

Minimum of Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Excess Net Capital	$	43,830
Excess Net Capital at 1000%	$	47,754
Excess Net Capital at 1500%	$	48,113
Ratio: Aggregate Indebtedness to Net Capital		.22 to 1

Reconcilation of basic net capital requirement is not included as there is no material difference from the Company's computation.

See independent auditors' report.

VESTECH SECURITIES, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30,2004

The Company is exempt from Rule 15c3-3 based on (k)(2)(ii) of Rule 15-c3-1of the Securities and Exchange Commission. All customer transactions are cleared through another broker-dealer.

Company's clearing firm: National Financial Sevices Corporation

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Required by the Securities Exchange Commission Rule 17a-5



HANNEMAN
& HEWITT
PA

Certified Public
Accountants

Delbert W. Hanneman,
CPA
Scott R. Hewitt,
CPA

Members
American Institute of
Certified Public
Accountants

Kansas Society of
Certified Public
Accountants

229 E. William
Suite 310
Wichita, Kansas
67202
(316) 269-4500
FAX (316) 269-2005

Board of Directors
Vestech Securities, Inc.

In planning and performing our audit of the financial statements of Vestech Securities, Inc. (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not make a study of the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

Hanneman & Hewitt, PA

Hanneman & Hewitt, PA
Wichita, Kansas
August 19, 2004